Manulife Financial Corporation
Notice of Meeting and Record Date

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 3, 2012
Record Date for Notice	March 13, 2012
Record Date for Voting	March 13, 2012
Beneficial Ownership Determination Date	March 13, 2012
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Meeting Type	Annual

/s/ Angela K. Shaffer
Angela K. Shaffer
Vice President and Corporate Secretary

February 6, 2012

200 Bloor Street East, Toronto, ON M4W 1E5 Tel: (416) 926-3000	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.